NEWS RELEASE

Brightstar Lottery PLC Announces Successful
Pricing of $750,000,000 of Senior Secured Notes Due 2033 and
Notice of Redemption of All of Its 6.25% Senior Secured Notes Due 2027

LONDON – December 3, 2025 – Brightstar Lottery PLC (NYSE:BRSL) ("Brightstar") announced the successful pricing of $750,000,000 5.750% Senior Secured Notes due 2033 to be issued by Brightstar and Brightstar Global Solutions Corporation, a wholly-owned subsidiary of Brightstar (the "Subsidiary Issuer" and together with Brightstar, the "Issuers"), as co-issuers, and to be guaranteed on a senior basis by certain of Brightstar's other wholly-owned subsidiaries (the "Notes").

Application has been made for the Notes to be listed on the Official List of Euronext Dublin and admitted to trading on the Global Exchange Market of Euronext Dublin.

Settlement of the Notes is subject to customary market and other closing conditions and is expected to occur on December 15, 2025.

The Issuers intend to use the proceeds from the sale of the Notes and cash on hand to redeem $750,000,000 of Brightstar's outstanding $750,000,000 6.25% Senior Secured Notes due January 15, 2027 (Rule 144A: ISIN/CUSIP US460599AD57/460599AD5 and Regulation S: ISIN/CUSIP USG4863AAK46/ G4863AAK4) (the "6.25% Notes due 2027") at a redemption price of $1,012.20 per $1,000.00 of the 6.25% Notes due 2027 on December 16, 2025 (the "Redemption") and to pay certain debt issuance costs incurred in connection with the Notes. The Redemption is conditioned on the receipt by the Issuers of at least $750,000,000 in gross proceeds from the sale of the Notes. A conditional notice of the Redemption will be sent to all registered holders of the 6.25% Notes due 2027.

The Notes have not been, and will not be, registered under the Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States without registration under the Securities Act or pursuant to an applicable exemption from such registration.

The Notes are being offered and sold only (i) to qualified institutional buyers in accordance with Rule 144A under the Securities Act and (ii) to non-U.S. persons outside the United States in offshore transactions in accordance with Regulation S under the Securities Act.

This news release does not constitute an offer to sell, or a solicitation of an offer to buy, any security, nor shall there be any sale of any security in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

This news release does not constitute a notice of redemption of the 6.25% Notes due 2027.

Neither the content of Brightstar's website nor any website accessible by hyperlinks on Brightstar's website is incorporated in, or forms part of, this news release.

The distribution of this news release into certain jurisdictions may be restricted by law. Persons into whose possession this news release comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

In member states of the European Economic Area, this news release (and any offer of the securities referred to herein if made subsequently) is only addressed to and directed at persons who are "qualified investors" within the meaning of Article 2(e) of Regulation (EU) 2017/1129. The Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with qualified investors. This news release should not be acted upon or relied upon in any member state of the EEA by persons who are not qualified investors.

MiFID II professionals/ECPs-only / No PRIIPs KID – Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

In the United Kingdom, this news release (and any offer of the securities referred to herein if made subsequently) is only addressed to and directed at persons who are "qualified investors" as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018. The Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with qualified investors. This news release should not be acted upon or relied upon in the UK by persons who are not qualified investors.

UK MiFIR professionals/ECPs-only / No UK PRIIPs KID – Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No UK PRIIPs key information document (KID) has been prepared as not available to retail in UK.

The communication of this news release and any other documents or materials relating thereto is not being made, and such documents or materials have not been approved, by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000, as amended (the "FSMA"). Accordingly, such documents or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. This news release is for distribution only to persons (i) who have professional experience in matters relating to investments (being investment professionals falling within Article 19(5) of the FSMA (Financial Promotion) Order 2005 (as amended, the "Financial Promotion Order")), (ii) falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations, etc.") of the Financial Promotion Order, (iii) who are outside the United Kingdom, or (iv) to whom an invitation or inducement to engage in investment activity within the meaning of Section 21 of the FSMA in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated. This news release is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this news release relates is available only to such persons and will be engaged in only with such persons.

About Brightstar Lottery PLC
Brightstar Lottery PLC (NYSE:BRSL) is an innovative, forward-thinking global leader in lottery that builds on our renowned expertise in delivering secure technology and producing reliable, comprehensive solutions for our customers. As a premier pure play global lottery company, our best-in-class lottery operations, retail and digital solutions, and award-winning lottery games enable our customers to achieve their goals, entertain players and distribute meaningful benefits to communities. Brightstar has a well-established local presence and is a trusted partner to governments and regulators around the world, creating value by adhering to the highest standards of service, integrity, and responsibility. Brightstar has approximately 6,000 employees. For more information, please visit www.brightstarlottery.com.

Cautionary Statement Regarding Forward-Looking Statements
This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning Brightstar Lottery PLC and its consolidated subsidiaries (the "Company") and other matters. These statements may discuss the timing of the settlement of the senior secured notes to be issued by the Company and Brightstar Global Solutions Corporation and the use of proceeds therefrom, goals, intentions, and expectations as to future plans, trends, events, products and services, customer relationships, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as "aim," "anticipate," "believe," "plan," "could," "would," "should," "shall," "continue," "estimate," "expect," "forecast," "future," "guidance," "intend," "may," "will," "possible," "potential," "predict," "project" or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company's control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) macroeconomic, regulatory and political uncertainty, including as a result of new or increased tariffs, trade wars, and other restrictions on trade between or among countries in which the Company operates, and related changes in discretionary consumer spending and behavior, fluctuations in foreign currency exchange rates, and the other factors and risks described in the Company's annual report on Form 20-F for the financial year ended December 31, 2024 and other documents filed or furnished from time to time with the SEC, which are available on the SEC's website at www.sec.gov and on the investor relations section of the Company's website at www.brightstarlottery.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that may affect the Company's business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to the Company, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Contact:
Mike DeAngelis, Corporate Communications, +1 (401) 392-1000, mike.deangelis@brightstarlottery.com
Matteo Selva, Italian media inquiries, +39 366 6803635
James Hurley, Investor Relations, +1 (401) 392-7190

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